Exhibit (a)(5)(D)

EW Healthcare Partners Announces Extension of TherapeuticsMD Tender Offer

TherapeuticsMD has previously stated that absent the successful closing of this transaction, the Company would likely be required to file for protection under Chapter 11.

BOCA RATON, Fla. – July 6, 2022 — EW Healthcare Partners (“EW”), has announced that Athene Merger, Inc. (“Offeror”), an affiliate of EW, has extended the expiration date of its tender offer (the “Offer”) to purchase all issued and outstanding shares of TherapeuticsMD, Inc. (NASDAQ: TXMD), (“TXMD” or the “Company”) at a price of $10.00 per share until one minute after 11:59 PM, New York City time, on July 12, 2022, unless further extended in accordance with the terms of the Merger Agreement and the applicable rules and regulations of the SEC.

As of 6:30 PM, New York City time, on July 5, 2022, 2,584,893 shares of TXMD, representing approximately 29.2% of the issued and outstanding shares, were tendered pursuant to the Offer. Holders that have previously tendered their shares do not need to re-tender their shares or take any other action in response to this extension.

The Offer represents EW’s best and final offer to purchase all issued and outstanding shares of the Company.

Pursuant to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by TherapeuticsMD with the SEC on June 13, 2022, related to the Offer, TherapeuticsMD stated that absent the successful closing of the Offer, the Company would likely be required to file for protection under Chapter 11.

The tender offer is being made pursuant to the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Tender Offer Statement”) filed by Offeror, and its affiliate Athene Parent, Inc., with the United States Securities and Exchange Commission on June 6, 2022, as amended.

About EW Healthcare Partners (“EW”)

With over $4 billion raised since inception, EW Healthcare Partners is one of the largest and oldest private healthcare investment firms and seeks to make growth equity investments in fast growing commercial-stage healthcare companies in the pharmaceutical, medical device, diagnostics, and technology-enabled services sectors in the United States and in Europe. Since its founding in 1985, EW Healthcare Partners has maintained its singular commitment to the healthcare industry and has been a long-term investor in over 150 healthcare companies, ranging across sectors, stages and geographies. The team is comprised of over 20 senior investment professionals with offices in New York, Houston and London. https://www.ewhealthcare.com/

Additional Information and Where to Find it.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such offering, solicitation, or sale would be unlawful.

The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) filed by Athene Merger Sub, Inc. and Athene Parent, Inc. with the SEC on June 6, 2022, as amended or supplemented from time to time. In addition, on June 13, 2022, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. Holders of shares of common stock of the Company are urged to read these documents carefully (as each may be amended or supplemented from time to time) because they contain important information that holders of shares of common stock should consider before making any decision regarding tendering their Company Shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Shares at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov.

For more information, contact:

EW Healthcare Partners

athene@ewhealthcare.com

D.F. King & Co., Inc.

(800) 820-2416

TXMD@dfking.com